Exhibit 1.3

Second Amendment

to

At-The-Market Issuance Sales Agreement

This Second Amendment to At-The-Market Issuance Sales Agreement (this “Amendment”) is entered into on May 27, 2025 (the “Effective Date”) by and between Ascendiant Capital Markets, LLC (the “Agent”) and Duos Technologies Group, Inc., a Florida corporation (the “Company”). Defined terms used herein have the definitions assigned to them in the At-The-Market Issuance Sales Agreement between the parties dated May 17, 2024 (the “Sales Agreement”).

1.       The amount of Placement Shares that may be sold under and pursuant to the terms of the Sales Agreement is increased to $10,500,000.

2.       Other than as set forth herein, the terms and conditions of the Sales Agreement shall remain in full force and effect.

If the foregoing correctly sets forth the understanding between the Company and the Agent, please so indicate in the space provided below for that purpose, whereupon this letter will constitute a binding agreement between the Company and the Agent.

Very truly yours,

DUOS TECHNOLOGIES GROUP, INC.

By:	/s/ Adrian G. Goldfarb
Name:	Adrian G. Goldfarb
Title:	Chief Financial Officer

ACCEPTED as of the date first-above written:

ASCENDIANT CAPITAL MARKETS, LLC

By:	/s/ Bradley J. Wilhite
Name:	Bradley J. Wilhite
Title:	Managing Partner